POINTS ANNOUNCES FAVOURABLE
GLASS LEWIS RECOMMENDATION FOR ARRANGEMENT

Toronto (June 17, 2022) - Points.com Inc. (TSX: PTS) (NASDAQ: PCOM) ("Points" or the "Company") is pleased to announce that Glass Lewis, a leading independent proxy advisory firm, has recommended that Points' shareholders ("Shareholders") vote "FOR" the previously announced plan of arrangement under the Canada Business Corporations Act (the "Arrangement"), pursuant to which a wholly-owned subsidiary (the "Purchaser") of Plusgrade L.P., a leading ancillary revenue platform for the global travel industry, will acquire all of the issued and outstanding common shares of Points for US$25.00 per common share in cash. As previously announced, Institutional Shareholder Services Inc., another leading independent proxy advisory firm, also recommended that Shareholders vote "FOR" the Arrangement.

In its recommendation to Shareholders, Glass Lewis concluded:

"In conclusion, we believe the Points board established a sound basis upon which to conclude the all-cash transaction represents the most attractive opportunity available at this time for the Company's shareholders. The proposed acquisition provides shareholders with certainty of value and full liquidity at a premium to the Company's unaffected trading price, and appears to represent a fair fundamental valuation for the Company, reflecting the strategic nature of the transaction."

Meeting and Circular

The special meeting of Shareholders to approve the Arrangement (the "Meeting") will be held as a virtual-only meeting conducted by live audio webcast at https://meetnow.global/MZ7T2YH at 10:00 a.m. (Toronto time) on June 23, 2022. Shareholders will not be able to attend the Meeting in person. Points' board of directors has fixed the close of business on May 19, 2022 as the record date, being the date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting.

Proxies must be received by Points' transfer agent, Computershare Trust Company of Canada, at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Investor Services, not later than 10:00 a.m. (Toronto time) on June 21, 2022 (or no later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the city of Toronto, before any reconvened meeting if the Meeting is adjourned or postponed). For Shareholders that hold their common shares through a broker or other intermediary, a completed voting instruction form should be deposited in accordance with the instructions printed on the form.

The management proxy circular filed on May 25, 2022 (the "Circular") provides important information regarding the Arrangement and related matters, including the background to the Arrangement, the reasons for recommendation of Points' board of directors, voting procedures and how to virtually attend the Meeting. Shareholders are urged to read the Circular and its appendices carefully and in their entirety. The Circular has been mailed to Shareholders in compliance with applicable laws and the Interim Order. The Circular is available under the Points' issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as well as on Points' website at http://investor.points.com.

Shareholder Questions and Assistance

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact Points' proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, by telephone toll-free in Canada and the United States at 1-877-452-7184, outside of Canada and the United States at 1-416-304-0211 or by email to assistance@laurelhill.com. If you have any questions about obtaining the consideration to which you are entitled for your common shares under the Arrangement, including with respect to completing the applicable letter of transmittal, please contact Computershare Investor Services Inc., who will act as depositary under the Arrangement, at 1-800-564-6253 (for Shareholders in Canada and in the United States) or 1-514-982-7555 (for Shareholders outside Canada and the United States).

About Points

Points (TSX: PTS) (NASDAQ: PCOM) is a trusted partner to the world's leading loyalty programs, leveraging its unique Loyalty Commerce Platform to build, power, and grow a network of ways members can get and use their favourite loyalty currency. Our platform combines insights, technology, and resources to make the movement of loyalty currency simpler and more intelligent for nearly 60 reward programs worldwide. Founded in 2000, Points is headquartered in Toronto with teams operating around the globe.

For more information, visit Points.com

Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include or relate to but are not limited to, among other things: the anticipated date for the holding of the Meeting; the timing and effects of the Arrangement; the solicitation of proxies by Points' and Laurel Hill, Points' proxy solicitation agent and Shareholder communications advisor; and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Points believes the forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward- looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required Shareholder, regulatory and Court approvals and other conditions of closing necessary to complete the Arrangement or for other reasons; failure to complete the Arrangement could negatively impact the price of the common shares or otherwise affect the business of Points; the Purchaser's ability to complete the anticipated debt and equity financing as contemplated by applicable commitment letters or to otherwise secure terms for alternative financing at least as favourable as the debt and equity financing contemplated by the applicable commitment letters; significant transaction costs or unknown liabilities; the ability of Points' board of directors to consider and approve, subject to compliance with the terms and conditions of the Arrangement Agreement, a superior proposal for Points; the failure to realize the expected benefits of the Arrangement; risks related to tax matters; the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; risks relating to Points' ability to retain and attract key personnel during the interim period; certain of Points' directors and officers may have interests in the Arrangement that are different from those of Shareholders; credit, market, currency, operational, liquidity and funding risks generally and relating specifically to the Arrangement, including changes in economic conditions, interest rates or tax rates; business, operational and financial risks and uncertainties relating to the COVID-19 pandemic; Points and the Purchaser may be subject to legal claims, securities class actions, derivative lawsuits and other claims; and other risks inherent to the business carried out by Points and/or factors beyond its control which could have a material adverse effect on Points or its ability to complete the Arrangement. These and other important risk factors that could cause actual results to differ materially are discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available on Points' issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information:

Points Investor Relations Inquiries

Cody Slach and Jackie Keshner

Gateway Group, Inc.

1-949-574-3860

IR@points.com